UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces the Change of Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Song Wang

Name:	Song Wang
Title:	Chief Executive Officer

Date: October 2, 2026

Exhibit 99.1

Dingdong (Cayman) Limited Announces the Change of Director

SHANGHAI, October 1, 2026 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced a change of director of the Company.

The Company announced that Mr. Ed Chan Yiu Cheong, an independent director of the Company, has tendered his resignation to step down from the Board of Directors of the Company (the “Board”) due to personal reasons. Mr. Chan’s resignation will be effective from September 30, 2026. Mr. Chan’s resignation was not the result of any dispute or disagreement with the Company or the Board or any matter relating to the operation, policies or practices of the Company.

“On behalf of the Company and the Board, I wish to express our sincere appreciation to Ed for his significant contributions and invaluable service to the Company. The Board wishes to place on record its particular gratitude for his dedication, diligence and rigorous approach to his duties, all of which are highly valued. We wish him every success in his future endeavors,” said Mr. Changlin Liang, Chairman of Dingdong.

The Company has appointed Ms. Le Yu as an independent director to succeed Mr. Ed Chan in his roles and responsibilities on the Board and its committees, effective on October 1, 2026. Ms. Yu previously held several positions at the Company, including as a director and Chief Strategy Officer, and earlier served as Vice President and General Counsel, up until September 2023. Ms. Yu also served as General Counsel at Shanghai Yaya Information Technology from April 2015 to September 2016. From 2012 to 2014, Ms. Yu served as a legal manager in Hongda Communications Co., Ltd., a wholly-owned subsidiary of HTC Corporation in China. Prior to that, Ms. Yu served as a legal counsel in German Standard from 2002 to 2012. Ms. Yu obtained a bachelor of laws in economic law from Tongji University in July 2002, and obtained a master’s degree in economic law from Renmin University in January 2008. The Board has determined that Ms. Yu satisfies the independence requirements of the New York Stock Exchange and the additional independence requirements for audit committee members under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Ms. Le Yu stated, “I am delighted to return to Dingdong as an independent director. I will leverage my experience and knowledge of the Company to fulfill my responsibilities as an independent director.”

“We are delighted to welcome Ms. Le Yu back to Dingdong as an independent director,” commented Mr. Changlin Liang, Chairman of the Company. “I believe her experience and knowledge of the Company will be valuable to the Board.”

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh
ir@100.me